The Real Brokerage Launches Operations in Ontario

Scott Benson appointed Canada Growth Leader and Melissa Puklicz Ontario Broker of Record

TORONTO AND NEW YORK -- January 27, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced it has launched operations in Ontario, Canada. This is the second Canadian province Real is operating in, in addition to 40 states and the District of Columbia in the United States.

As part of the launch, broker Scott Benson has been named Real's Canada Growth Leader. Benson has ten years of successful real estate experience and led his  team in selling over $350,000,000 for 2021. Benson's team was also ranked #1 in Canada for volume of homes sold at Sutton Group Quantum Realty Inc for over a decade. Benson will lead Real's growth in Canada, working with select teams and brokerages onboard to the Real platform.

"For me, it's about the culture," said Scott Benson, Real's Canada Growth Leader. "We have the opportunity to bring together some great agents and brokerages. This is not just about top-producing agents- it is all about being a good fit and onboarding the right people. I am very excited about working with Real's agents to build and protect something great here in Canada."

Real also appointed real estate broker Melissa Puklicz as Broker of Record for Ontario. Puklicz began her career in real estate in 2006, working for numerous brokerages including Royal LePage, Sutton Group Quantum and Century 21.

"The real estate landscape is changing pretty quickly and this is where companies like Real can make a major impact," said Melissa Puklicz, Real's Ontario Broker of Record. "Real's model, technology and culture can create a major disruption for the industry and joining Real and making a difference was something I could not pass up."

"This is an exciting time for Real to expand our international and Canadian footprint with Ontario," said Real co-founder and CEO Tamir Poleg. "There are tremendous opportunities for growth in both Ontario and Canada and Melissa and Scott will be great leaders for this opening. They have an impressive track record and we look forward to working with them and welcoming them to our Real family."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 40 U.S. states, the District of Columbia and Canada. Real is building the future, together with more than 3,800 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:
Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Ontario, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.